November 5, 2015

VIA EDGAR

Eric McPhee

Senior Staff Accountant

Office of Real Estate & Commodities

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Mailstop 3233

Washington, D.C. 20549

Re:	Summit Healthcare REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed on March 20, 2015
File No. 0-52566

Dear Mr. McPhee:

This letter responds to the comment in your letter dated October 23, 2015 to Elizabeth A. Pagliarini, Chief Financial Officer of Summit Healthcare REIT, Inc. (the “Company”) regarding our Form 10-K for fiscal year ended December 31, 2014 (our “Form 10-K”). For your convenience, we have set forth below your comment followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Notes to Consolidated Statements of Operations

4. Concentration of Risk, page 62

Comment:

1.                  We note that as of December 31, 2014 you had two tenants which accounted for 46% and 32% of your tenant rental revenue, respectively, and that as of June 30, 2015, you had concentrations of 49% and 29%. Please tell us whether any groups of properties rented to a single tenant represented more than 20% of your total assets as of December 31, 2014. To the extent you do have a significant asset concentration leased to a single tenant, please tell us whether you have considered providing full audited financial statements of that tenant.

2 South Pointe Drive, Suite 100 • Lake Forest, California 92630 • Toll-Free (800) 978-8136 • Local (949) 535-2022 • www.SummitHealthcareReit.com

Summit Healthcare REIT, Inc.

File No. 0-52566

Response:

We examined whether any groups of properties rented to a single tenant represented more than 20% of our total assets as of December 31, 2014 and determined that none of our single properties or groups of properties rented to a single tenant represented more than 20% of our total assets. We are providing the calculation of all our properties owned at December 31, 2014 in support of this statement as Exhibit A attached to this letter. Additionally, there are no cross-default provisions between tenants and no guarantees by other entities with respect to the Company’s tenants that would create a significant concentration. Therefore, as none of our single properties or groups of properties rented to a single tenant constitute a significant concentration, no full audited financial statements are required to be provided in our Form 10-K.

****

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions or if we can be helpful in any other way. I can be reached via phone: 949-535-2018; fax: 949-535-2054; or email: epagliarini@summithealthcarereit.com. Additionally, please feel free to contact Sharyn Grant, Controller at 949-535-1917; or email: sgrant@summithealthcarereit.com.

Very truly yours,

Summit Healthcare REIT, Inc.

By:	/s/ Elizabeth Pagliarini
Name:	Elizabeth Pagliarini
Title:	Chief Financial Officer

CC: BDO USA, LLP

David J. Kaufman, Thompson Coburn LLP

Summit Healthcare REIT, Inc.

File No. 0-52566

Exhibit A

Property	% of total	Net Book Value (in $)	Tenant
CHP Sheridan		3,690,386
CHP Fernhill		4,131,892	SNF Management as Tenant
CHP Tigard	13.0%	7,584,223	15,406,502
CHP Medford	6.6%	7,842,083	RSL Medford, LLC
CHP Friendswood	11.6%	13,725,033	Friendswood TRS, LLC
CHP Winston-Salem	7.8%	9,176,942	Danby House, LLC
HP Aledo	7.0%	8,267,294	MW Aledo Operating, LLC
HP Shelby		4,135,704
HP Hamlet		6,123,301	WPH Salem, LLC as tenant
HP Carteret	12.0%	3,951,145	14,210,149
HP Redding		3,482,127	CSL Redding, LLC
Lamar	3.8%	4,518,515	Lamar Estates, LLC
Monte Vista	2.9%	3,418,093	Monte Vista Estates, LLC
Myrtle Point	3.5%	4,176,121	Myrtle Point Care Center
Gateway	9.6%	11,315,327	Sapphire at Applewood, LLC
Applewood	2.5%	2,949,070	Sapphire at Gateway, LLC
Other		235,000
Total Real Estate per 2014 10-K		98,722,256
Total Assets per 2014 10-K		118,081,000
	20% of assets	23,616,200

No group of properties rented to a single tenant exceeds 20% of our total assets as of December 31, 2014.